UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Bespoke Extracts, Inc
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

(CUSIP Number)

Stan Mcglothlin, Mcglothlin Holdings, Ltd. PO Box 590, Luling, Texas 78649, 830-875-6927
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) McGlothlin Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,562,667
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 14,562,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,562,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.85%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) McGlothlin Trading, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,562,667
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 14,562,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,562,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.85%
14	TYPE OF REPORTING PERSON (See Instructions) HC

Item 1.	Security and Issuer

This report relates to shares of common stock, par value $0.001 per share, of Bespoke Extracts, Inc. (“BSPK”), (formerly known as DiMi Telematics International, Inc.) whose address is 301 Yamato Road, Suite 124, Boca Raton, Florida 33431. On April 11, 2019, McGlothlin Holdings, Ltd (“McGlothlin Holdings”) a (i) convertible debenture of BSPK, in the original amount of $540,000, issued on or about April 11, 2017 (the “April 2017 Debenture”), (ii) convertible debenture of BSPK, in the original principal amount of $120,000, issued on or about December 13, 2017 (the “December 2017 Debenture,” and collectively with the April 2017 Debenture, the “Debentures”), and (iii) 1,000,000 warrants to purchase shares of BSPK’s common stock, issued in onnection with the Debentures (the “Warrants”). BSPK and McGlothlin Holdings exchanged the Debentures and Warrants for newly issued shares of common stock of the Company subject to the terms of the attached Exchange Agreement.

At any time when a holder of the warrant owns more than 4.99% of BSPK’s common stock, the warrant is only exercisable after 61 days notice from the holder to BSPK. Also, at any time when a holder of the warrant owns more than 9.99% of BSPK’s common stock, the warrant is only exercisable after 61 days’ notice from the holder to BSPK. Because McGlothlin Holdings currently owns more than 9.99% of the BSPK common stock, the warrant is not currently exercisable, and the 900,000 warrant shares are not included in the BSPK shares owned by McGlothlin Holdings pursuant to SEC Rule 13d-3.

Item 2.	Identity and Background

McGlothlin Holdings, a Texas limited partnership, located at PO Box 590, Luling, Texas 78648, was formed to act as an investment partnership. It’s first investment in BSPK was a privately negotiated purchase of BSPK common stock in August 2011, for investment purposes.

McGlothlin Trading, LLC (“McGlothlin Trading”), a Texas limited liability company, located at PO Box 590, Luling, Texas 78648, is the general partner of McGlothlin Holdings. It has dispositive and voting authority over the investment is BSPK by virtue of its position as general partner of McGlothlin Holdings. Accordingly, it may be considered to be a member of a group with McGlothlin Holdings, but it has no further interested in the BSPK shares purchased by McGlothlin Holdings.

McGlothlin Holdings and McGlothlin Trading have not been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

On November 20, 2013, McGlothlin Holdings agreed to purchase 500,000 shares of common stock of BSPK for cash consideration of $450,000. The issuance of these shares was delayed until March 13, 2014 and April 10, 2014, due to the Reverse Stock Split. On April 9, 2014, McGlothlin Holdings purchased an additional 80,000 shares of common stock of BSPK from the issuer in a privately negotiated transaction for cash consideration of $9,6000. These shares were issued on June 3, 2014 and June 12, 2014.

Previously, McGlothlin Holdings had purchased 50,000 shares of common stock of BSPK from the issuer on April 22, 2013, for cash considerations of $150,000. Between August 2011 and May 2012, McGlothlin Holdings and other entities affiliated with McGlothlin Holdings purchased 32,667 shares of BSPK common stock for cash consideration of $590,000. The shares previously purchased by affiliates have all been transferred to McGlothlin Holdings.

On April 11, 2019, McGlothlin Holdings, Ltd (“McGlothlin Holdings”) a (i) convertible debenture of BSPK, in the original amount of $540,000, issued on or about April 11, 2017 (the “April 2017 Debenture”), (ii) convertible debenture of BSPK, in the original principal amount of $120,000, issued on or about December 13, 2017 (the “December 2017 Debenture,” and collectively with the April 2017 Debenture, the “Debentures”), and (iii) 1,000,000 warrants to purchase shares of BSPK’s common stock, issued in onnection with the Debentures (the “Warrants”). BSPK and McGlothlin Holdings exchanged the Debentures and Warrants for newly issued shares of common stock of the Company subject to the terms of the attached Exchange Agreement.

The source of funds for each purchase was working capital of McGlothlin Holdings and its affiliates.

Item 4.	Purpose of Transaction

McGlothlin Holdings purchased its shares of BSPK as an investment. It has no plans with respect to making any change in the management, ownership, operations of business of BSPK.

Item 5.	Interest in Securities of the Issuer

After the stock purchase, McGlothlin Holdings owns a total of 14,562,667 shares of common stock of BSPK. The represents 19.85% of the outstanding common stock of BSPK calculated pursuant to Rule 13d-3 of the Securities and Exchange Commission. The shares and the convertible debenture are held directly by McGlothlin Holdings. McGlothlin Trading may be considered a member of a group with McGlothlin Holdings because, as a general partner of McGlothlin Holdings, McGlothlin Trading has shared voting and dispositive power over the BSPK shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

Exchange Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 17, 2019
Dated

McGlothlin Holdings, Ltd.

By McGlothlin Trading, LLC, its General Partner

/S/ Stan McGlothlin
By Stan McGlothlin, Manager
Of McGlothlin Trading, LLC

McGlothlin Trading, LLC

/S/ Stan McGlothlin
By Stan McGlothlin, Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).